Saputo

Isabelle Viger ☎ (514) 328-3382
Fax: (514) 328-3322
Courriel/E-Mail: isabelle.viger@saputo.com

[redacted]

08004716

SEC
Mail Processing
Section

SEP 02 2008

Washington, DC
101

August 25, 2008

United States Security and
Exchange Commission
450 5th Street Northwest
Washington, D.C., 20549
USA

Attention : Public Reference Room

SUPPL

Re : Saputo inc., File Number 82-34670

Dear Sir,
Dear Madam:

In accordance with subparagraph (b)(1)(i) of Rule 12g3 under the *Securities Exchange Act* of 1934, please find attached hereto our first quarter interim report which ended June 30, 2008, and was filed with the Toronto Stock Exchange in accordance with its requirements.

Trusting the whole to be satisfactory,

Yours truly,

PROCESSED
SEP 05 2008
THOMSON REUTERS

Isabelle Viger, Legal Counsel
Vice President, Legal Affairs

IV/fm
Encl.

Saputo

FISCAL 2009 | FIRST QUARTER | 1

Message to Shareholders

We are pleased to present the results for the first quarter of fiscal 2009, which ended on June 30, 2008.

Net earnings for the quarter ended June 30, 2008 totalled $83.0 million, an increase of $14.6 million or 21.3% compared to $68.4 million for the same quarter last fiscal year.

Earnings before interest, income taxes, depreciation and amortization (EBITDA[1]) amounted to $150.3 million, an increase of $22.8 million or 17.9% in comparison to $127.5 million for the same quarter last fiscal year. The EBITDA of our USA Dairy Products Sector increased by approximately $12 million in comparison to the same quarter last fiscal year. The contribution of Alto Dairy Cooperative's activities in the United States (US), acquired on April 1, 2008 (Alto Acquisition), and a more favourable relationship between the average block market[2] per pound of cheese and the cost of milk as raw material are the main factors explaining the EBITDA increase. The EBITDA of our Canada, Europe, and Argentina (CEA) Dairy Products Sector increased by approximately $10 million, which includes a gain of approximately $3 million from the sale of a previously closed manufacturing facility, in comparison to the same quarter last fiscal year. This increase was also due to the increased volumes in our Argentinean domestic and export markets and the continued benefits derived from rationalization activities completed in prior years in our Canadian operations, partially offset by less favourable by-products market conditions. The EBITDA of our Grocery Products Sector increased by approximately $0.8 million in comparison to the same quarter last fiscal year. During the quarter, the appreciation of the Canadian dollar eroded approximately $3.5 million to the Company's EBITDA in comparison to the same quarter last fiscal year.

Revenues for the quarter ended June 30, 2008 amounted to $1.362 billion, an increase of $135.0 million or 11.0% in comparison to the $1.227 billion for the corresponding quarter last fiscal year. The increase is due mainly to our USA Dairy Products Sector, whose revenues increased by approximately $101 million. The Alto Acquisition and a higher average block market per pound of cheese explain the revenue increase. Revenues from our CEA Dairy Products Sector increased by approximately $33 million. Higher selling prices in accordance with the increase in the cost of milk as raw material in Canada and in Argentina, and increased sales volume from our Dairy Products Division (Argentina) are the main factors explaining the revenue increase. Revenues from our Grocery Products Sector increased by approximately $1 million in comparison to the same quarter last fiscal year. During the first quarter of fiscal 2009, the appreciation of the Canadian dollar eroded approximately $44 million in the Company's revenues compared to the same quarter last fiscal year.

---

[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

[2] "Average block market" is the average daily price of a 40 pound block of Cheddar traded on the Chicago Mercantile Exchange (CME), used as the base price for the cheese.

Outlook[3]

In the Canadian Dairy Products Division, we continue to focus on being a low cost producer in order to stay competitive in the Canadian market. The Government of Canada introduced, in December 2007, amended regulations establishing new standards for cheese manufactured in and imported to Canada. The Federal Government has provided a one-year transition period to allow the industry to be in compliance with these new requirements. Saputo has always met the Canadian and international standards for its manufactured products and will continue to meet them, including the requirements of the amended regulations. However, Saputo believes that it has legal grounds to challenge these new requirements, which constitute barriers to trade, and are technologically regressive and inflationary. In this regard, we have filed on July 17, 2008, an application under the Agreement on Internal Trade to determine this matter. Regardless of the outcome, we intend to mitigate the impact that these new standards will have on our results, while trying our utmost to minimize the effect on our customers.

In our Dairy Products Division (Europe), we are starting to see more stable milk prices. We continue to integrate these operations within Saputo and invest in capital expenditures programs in an effort to improve overall efficiencies. We have successfully completed the information systems integration in our German operations.

In our Dairy Products Division (Argentina), we continue to see increases in milk production. We will strive to seek volume growth both on the domestic and export markets. In addition, we will focus on efficiencies to improve overall operations.

In our Dairy Products Division (USA), we completed the Alto Acquisition on April 1, 2008. During the quarter, the information systems integration for these new operations was successfully completed. We will continue throughout the remainder of this fiscal year to work on operational synergies that should benefit our Division. With regards to the activities of Land O'Lakes West Coast industrial cheese business acquired at the beginning of the prior fiscal year (Land O'Lakes West Coast Acquisition), we will be completing our capital investment program during the following quarters. The above-mentioned acquisitions have doubled the size of our USA Dairy Products Sector and have allowed us to strengthen our operational platform within a dynamic US dairy industry. Also, during the first quarter of fiscal 2009, the United States Department of Agriculture proposed changes to the manufacturing cost allowances used in the Class III product-price formulas. These changes will increase the manufacturing cost allowance and should benefit the USA Dairy Products Sector. These proposed changes are expected to become effective during our second quarter of fiscal 2009. In addition, we remain focused on sustaining the positive impacts derived from our marketing initiatives made throughout the prior fiscal year on leading retail brands.

In the Bakery Division, we are focusing on our brand leaders, where we plan to benefit from production efficiencies and sales performance. During the quarter, marketing funds have been transferred for use by the sales force at the store level. In order to mitigate ingredient cost increases, while finding ways to improve the quality of our recipes, we have put in place a working group. Savings are expected to be minimal this year, as the implementation of different measures will take place throughout the year. We are currently evaluating more co-packing opportunities for the US market as we began, during the quarter, selling on a small-scale to a new distributor.

[3] We refer you to the cautionary statement regarding forward-looking information set forth below under "Management Analysis".

Dividends

The Board of Directors revised its policy and raised the Company's quarterly dividend to $0.14 per share from $0.12 per share for a total of $0.56 per share annually, representing a 17% increase. This dividend will become effective for the dividend payment of September 19, 2008 to common shareholders of record on September 8, 2008.

Management's Analysis[4]

The goal of the management report is to analyse the results of and the financial position for the quarter ended June 30, 2008. It should be read while referring to our consolidated financial statements and accompanying notes for the three-month periods ended June 30, 2008, and 2007. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles of the Canadian Institute of Chartered Accountants. All dollar amounts are in Canadian dollars unless otherwise indicated. This report takes into account material elements between June 30, 2008, and August 6, 2008, the date of this report, on which it was approved by the Board of Directors of Saputo Inc. (Company or Saputo). Additional information about the Company, including the annual report and the annual information form for the year ended March 31, 2008 can be obtained on Sedar at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report, including the "Outlook" section, contains forward-looking statements within the meaning of securities laws. These statements are based, among others, on our current assumptions, expectations, estimates, objectives, plans and intentions regarding projected revenues and expenses, the economic and industry environments in which we operate or which could affect our activities, our ability to attract and retain clients and consumers as well as our operating costs, raw materials and energy supplies which are subject to a number of risks and uncertainties. Forward-looking statements can generally be identified by the use of the conditional tense, the words "may", "should", "would", "believe", "plan", "expect", "intend", "anticipate", "estimate", "foresee", "objective" or "continue" or the negative of these terms or variations of them or words and expressions of similar nature. Actual results could differ materially from the conclusion, forecast or projection stated in such forward-looking information. As a result, we cannot guarantee that any forward-looking statements will materialize. Assumptions, expectations and estimates made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and in our most recently filed Annual Report which is available on SEDAR at www.sedar.com.. Forward-looking information contained in this report, including the "Outlook" section, is based on management's current estimates, expectations and assumptions, which management believes are reasonable as of the current date. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While we may elect to, we are under no obligation and do not undertake to update this information at any particular time.

[4] To reflect the 100% stock dividend declared on November 6, 2007 and paid on December 21, 2007 to shareholders of record as of the close of business on December 10, 2007, which had the same effect as a two-for-one stock split of the Company's outstanding common shares, all references to number and prices of common shares made herein, prior to such payment, have been adjusted.

Operating Results

Consolidated revenues for the quarter ended June 30, 2008 amounted to $1.362 billion, an increase of $135.0 million or 11.0% in comparison to the $1.227 billion for the corresponding quarter last fiscal year. Revenues from our USA Dairy Products Sector increased by approximately $101 million. The increase is due to the Alto Acquisition, completed at the beginning of fiscal 2009, and a higher average block market per pound of cheese of US$1.98 compared to US$1.63 for the same quarter last fiscal year. The revenues from our CEA Dairy Products Sector increased by approximately $33 million in comparison to the same quarter last fiscal year. Higher selling prices in our Canadian and Argentinean operations in accordance with the increase in the cost of milk as raw material and increased sales volume from our Argentinean activities are the main factors explaining the revenue increase. These positive factors were slightly offset by less favourable by-products market conditions. Revenues from our Grocery Products Sector increased by approximately $1 million in comparison to the same quarter last fiscal year. During the first quarter of fiscal 2009, the appreciation of the Canadian dollar eroded approximately $44 million in the Company's revenues in comparison to the same quarter last fiscal year.

Consolidated earnings before interest, income taxes, depreciation and amortization (EBITDA), for the first quarter of fiscal 2009, amounted to $150.3 million, an increase of $22.8 million or 17.9% in comparison to $127.5 million for the same quarter last fiscal year. The EBITDA of our USA Dairy Products Sector increased by approximately $12 million compared to the same quarter last fiscal year. The contribution of the Alto Acquisition and a more favourable relationship between the average block market per pound of cheese and the cost of milk as raw material are the main factors explaining the EBITDA increase. The EBITDA of our CEA Dairy Products Sector increased by approximately $10 million in comparison to the same quarter last fiscal year. This increase was mainly due to the increased volumes in our Argentinean domestic and export markets and the continued benefits derived from rationalization activities completed in prior years in our Canadian operations, in addition to a gain of approximately $3 million from the sale of a previously closed manufacturing facility. These positive factors were partially offset by less favourable by-products market conditions. Our European operations had a minimal effect on EBITDA in the first quarter of fiscal 2009. The EBITDA of our Grocery Products Sector increased by approximately $0.8 million in comparison to the same quarter last fiscal year. This is as a result of the price increase that took effect in mid-November 2007 partially offset by lower sales volume for the quarter. During the quarter ended June 30, 2008, the appreciation of the Canadian dollar eroded approximately $3.5 million of the Company's EBITDA in comparison to the same quarter last fiscal year.

Other Consolidated Results Items

Depreciation expense for the first quarter of fiscal 2009 totalled $22.4 million, an increase of $2.1 million compared to the same quarter last fiscal year. The increase is due mainly to the Alto Acquisition completed on April 1, 2008. Capital investments undertaken by all divisions in the prior fiscal year also contributed to increase depreciation expense throughout the current quarter. These factors offset reduced depreciation from our foreign subsidiaries due to the appreciation of the Canadian dollar.

Net interest expense increased by $0.2 million to $6.8 million for the quarter ended June 30, 2008 in comparison to the corresponding quarter of last fiscal year. Other interest increased during the current fiscal year due mainly to the higher levels of bank loans drawn during the first quarter of fiscal 2009. This usage of cash is explained mainly by the Alto Acquisition. Interest on long-term debt decreased due to the appreciation of the Canadian dollar, thus reducing the interest expense on our US dollar debt.

Income taxes for the first quarter of fiscal 2009 totalled $38.2 million, reflecting an effective tax rate of 31.5%, compared to 31.9% for the same quarter last fiscal year. Our income tax rates vary and could increase or decrease based on the amount of taxable income derived and from which source, any amendments to tax laws and income tax rates and changes in assumptions and estimates used for tax assets and liabilities by the Company and its affiliates.

Net earnings reached $83.0 million for the quarter ended June 30, 2008 compared to $68.4 million for the same quarter last fiscal year. These reflect the various factors analyzed above.

Cash and Financial Resources

For the three months ended June 30, 2008, cash generated by operating activities before changes in non-cash working capital items amounted to $110.4 million, an increase of $17.1 million in comparison to the $93.3 million for the corresponding quarter last fiscal year. Non-cash working capital items used $38.4 million for the first quarter of fiscal 2009, compared to using $80.3 million for the first quarter of fiscal 2008. During the quarter, the Company made income tax payments for amounts due at the end of last fiscal year, in addition to an increase in inventory in our Dairy Products Division (Canada), resulting in a usage of non-cash working capital items. Last year's usage was attributed to higher working capital items in our US division due to the increase in the average block market per pound of cheese during the first quarter in comparison to the same quarter of fiscal 2007.

Investing activities used $160.6 million for the Alto Acquisition, completed on April 1, 2008. The Company added $24.8 million in fixed assets for the quarter ended June 30, 2008.

Financing activities for the first quarter of fiscal 2009 consisted of a decrease in bank loans of $36.0 million in addition to the issuance of shares for a cash consideration of $7.0 million, as part of the stock option plan.

As at June 30, 2008, working capital stood at $362.2 million, a decrease from the $416.3 million as at March 31, 2008. The decrease is mainly attributed to the previously available funds disbursed for the Alto Acquisition.

As at June 30, 2008, our net interest bearing debt-to-equity ratio stood at 0.23, in comparison to 0.17 as at March 31, 2008.

The Company currently has available bank credit facilities of approximately $620 million, $188.1 million of which are drawn, essentially for our US and Argentinean operations. Should the need arise, the Company can make additional financing arrangements to pursue growth through acquisitions.

Balance Sheet

With regards to balance sheet items as at June 30, 2008 that varied compared to those as at March 31, 2008, we should note that the variation in most items is mainly due to the Alto Acquisition. The continued appreciation of the Canadian dollar reduced the balance sheet items reported for our foreign subsidiaries. From an operational perspective, the higher average block market per pound of cheese has caused an increase in our Dairy Products Division (USA) working capital items as at June 30, 2008 in comparison to March 31, 2008. The Company's total assets stood at $2.813 billion as at June 30, 2008 compared to $2.733 billion as at March 31, 2008.

Share Capital Information

Share capital authorized by the Company is comprised of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares can be issued in one or more series, and the terms and privileges of each series must be determined at the time of their creation.

	Authorized	Issued as at June 30, 2008	Issued as at July 25, 2008
Common shares	Unlimited	206,431,929	206,440,017
Preferred shares	Unlimited	None	None
Stock options		9,949,230	9,895,711

In the first quarter of fiscal 2009, no common shares were purchased under the normal course issuer bid which became effective as of November 13, 2007.

Follow-up on Certain Specific Items of the Analysis

For an analysis of off-balance sheet arrangements, guarantees, contractual obligations, related party transactions, accounting standards, critical accounting policies and use of accounting estimates as well as risks and uncertainties, we encourage you to consult the comments provided in the 2008 annual report on pages 28 to 32 of the management's analysis, since there were no notable changes during the first quarter of fiscal 2009. Following the announcement of the CICA relating to International Financial Reporting Standards, the Company is currently preparing a transition plan.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer, together with management, have concluded after having conducted an evaluation and to the best of their knowledge that, as of June 30, 2008, no change in the Company's internal control over financial reporting occurred that could have materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

Information by Sector

CEA Dairy Products Sector

For the quarter ended June 30, 2008, revenues from the CEA Dairy Products Sector amounted to $755.0 million, an increase of $33.0 million in comparison to the $722.0 million for the same quarter last fiscal year. Higher selling prices in both our Canadian and Argentinean operations in accordance with the increase in the cost of milk as raw material and increased sales volume from our Argentinean activities are the main factors explaining the revenue increase. This increase offsets less favourable by-product market conditions in the first quarter of fiscal 2009 as compared to the same quarter of fiscal 2008. Revenues from our Dairy Products Division (Europe) showed a negligible decrease in comparison to the same quarter last fiscal year. During the quarter, the appreciation of the Canadian dollar eroded approximately $4 million of revenues from the sector, essentially from our Argentinean operations.

For the quarter ended June 30, 2008, EBITDA for the CEA Dairy Products Sector totalled $99.0 million, an increase of $10.0 million or 11.2% compared to the $89.0 million for the corresponding quarter last fiscal year. The EBITDA margin for the quarter increased to 13.1% in comparison to 12.3% for the same quarter last fiscal year.

Our Dairy Products Division (Canada) continued to perform well in the first quarter. The division benefited from a better product mix in the retail segment compared to the same period last fiscal year. During the quarter, the division experienced unfavourable by-product market conditions, decreasing EBITDA by approximately $7 million. In addition, included in EBITDA is a gain of approximately $3 million from the sale of a previously closed manufacturing facility. Finally, we continue to benefit from rationalization activities completed in prior years as well as continuously reviewing processes and automation to become more efficient.

For the first quarter ended June 30, 2008, our Dairy Products Division (Europe) had a minimal effect on EBITDA.

The EBITDA of our Dairy Products Division (Argentina) showed a significant increase in comparison to the same quarter last fiscal year. This increase is due to higher sales volumes both on the domestic and export market mainly due to the return of historical milk production volumes which was affected by floods in the first quarter of fiscal 2008 and continued benefits from capital investments made in the previous fiscal years.

USA Dairy Products Sector

Revenues for the USA Dairy Products Sector totalled $564.5 million for the quarter ended June 30, 2008, an increase of $101.3 million from the $463.2 million for the corresponding quarter last fiscal year. The Alto Acquisition completed on April 1, 2008 as well as selling price increases contributed approximately $107 million in additional revenues. An average block market per pound of cheese of US$1.98 for the current quarter, US$0.35 higher than the average block market per pound of cheese for the same quarter last fiscal year, increased revenues by approximately $60 million. These factors offset reduced revenues due to a less favourable by-product market in this quarter compared to the same quarter last fiscal year. The appreciation of the Canadian dollar eroded approximately $40 million in revenues. We also continued to support our retail brand leaders through various promotional activities.

For the quarter ended June 30, 2008, the EBITDA totalled $46.0 million, an increase of $12 million in comparison to the $34.0 million for the same quarter last fiscal year. The average block market per pound of cheese increased by US$0.35 for the first quarter of fiscal 2009 in comparison to the corresponding quarter last fiscal year, positively affecting the absorption of our fixed costs. The relationship between the average block market per pound of cheese and the cost of milk as raw material was more favourable in the current quarter in comparison to the same period last fiscal year. The realization on our inventories was less favourable in the first quarter of fiscal 2009 in comparison to the first quarter of fiscal 2008. This was due to a higher positive change in the block market per pound of cheese during the first quarter of the prior fiscal year compared to this quarter. Finally, a less favourable by-product market in comparison to the same quarter last fiscal year also decreased EBITDA. The average whey market for the quarter was approximately US$0.28 compared to US$0.77 for the same quarter last fiscal year. These market factors combined had a positive impact of approximately $13 million on EBITDA. In addition, the inclusion of the Alto Acquisition increased our EBITDA in comparison to the same quarter last fiscal year. Finally, initiatives undertaken in the prior and current fiscal years with regards to improved operational efficiencies and increased selling prices also increased EBITDA. These factors offset increased operational costs incurred in the current quarter in comparison to the same quarter last fiscal year resulting in decreased EBITDA by approximately $8 million. The appreciation of the Canadian dollar eroded approximately $3 million in EBITDA.

Grocery Products Sector

Revenues for the Grocery Products Sector totalled $42.4 million for the quarter, a $0.9 million increase compared to the same quarter last fiscal year. This is due to price increases that took effect in mid-November 2007 offsetting lower sales volume, and from the successful introduction of our new 100 calories products family distributed in the grocery and convenience store channels. Sales volume from our US co-packing activities decreased slightly compared to the same quarter last fiscal year. Finally, our market share declined slightly despite our efforts to offset both the introduction of private label products by retailers and highly competitive selling prices.

EBITDA for the Grocery Products Sector amounted to $5.3 million, a $0.8 million increase or 17.8% compared to the same quarter last fiscal year. EBITDA margin increased from 10.8% in the first quarter of fiscal 2008 to 12.4% this quarter. The increase in EBITDA was mainly due to benefits derived from price increases in addition to the reduction of marketing costs. This positive effect on EBITDA was partially offset by an increase in operating costs of approximately $1.6 million related to higher ingredient, packaging, labour and energy costs as compared to the same quarter last fiscal year.

Lino Saputo Chairman of the Board	Lino A. Saputo, Jr. President and Chief Executive Officer

August 6, 2008

NOTICE

The consolidated financial statements of Saputo Inc. for the three-month periods ended June 30, 2008 and 2007 have not been reviewed by an external auditor.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of dollars, except per share amounts)
(unaudited)

	For the three-month periods ended June 30	
	2008	2007
Revenues	$ 1,361,910	$ 1,226,735
Cost of sales, selling and administrative expenses	1,211,593	1,099,220
Earnings before interest, depreciation and income taxes	150,317	127,515
Depreciation of fixed assets	22,395	20,268
Operating income	127,922	107,247
Interest on long-term debt	4,597	5,040
Other interest, net	2,188	1,549
Earnings before income taxes	121,137	100,658
Income taxes	38,174	32,211
Net earnings	$ 82,963	$ 68,447
Earnings per share (Note 8)		
Net earnings		
Basic	$ 0.40	$ 0.33
Diluted	$ 0.40	$ 0.33

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of dollars)

(unaudited)

	For the three-month periods ended June 30 2008	2007
Net earnings	$ 82,963	$ 68,447
Net change in unrealized losses on translation of financial statements of self-sustaining operations	3,060	(44,979)
Comprehensive income	$ 86,023	$ 23,468

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in thousands of dollars)

(unaudited)

	For the three-month periods ended June 30 2008	2007
Retained earnings, beginning of period	$ 1,206,568	$ 1,085,081
Net earnings	82,963	68,447
Dividends	(24,772)	(20,469)
Excess of purchase price of share capital over carrying value	-	(72,258)
Retained earnings, end of period	$ 1,264,759	$ 1,060,801

SEGMENTED INFORMATION
(in thousands of dollars)
(unaudited)

	For the three-month periods ended June 30 2008	2007
Revenues		
Dairy Products		
CEA (1)	$ 755,004	$ 722,023
USA	564,511	463,165
	1,319,515	1,185,188
Grocery Products	42,395	41,547
	$ 1,361,910	$ 1,226,735
Earnings before interest, depreciation and income taxes		
Dairy Products		
CEA	$ 99,044	$ 88,999
USA	46,014	34,020
	145,058	123,019
Grocery Products	5,259	4,496
	$ 150,317	$ 127,515
Depreciation of fixed assets		
Dairy Products		
CEA	$ 9,365	$ 9,329
USA	11,163	9,130
	20,528	18,459
Grocery Products	1,867	1,809
	$ 22,395	$ 20,268
Operating income		
Dairy Products		
CEA	$ 89,679	$ 79,670
USA	34,851	24,890
	124,530	104,560
Grocery Products	3,392	2,687
	$ 127,922	$ 107,247
Interest	6,785	6,589
Earnings before income taxes	121,137	100,658
Income taxes	38,174	32,211
Net earnings	$ 82,963	$ 68,447

(1) Canada, Europe, and Argentina

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
(unaudited)

	For the three-month periods ended June 30	
	2008	2007
Cash flows related to the following activities:		
Operating		
Net earnings	$ 82,963	$ 68,447
Items not affecting cash		
Stock based compensation	1,831	2,082
Depreciation of fixed assets	22,395	20,268
(Gain) loss on disposal of fixed assets	(3,058)	4
Future income taxes	6,445	2,338
Deferred share units	360	308
Funding of employee plans in excess of costs	(503)	(172)
	110,433	93,275
Changes in non-cash operating working capital items	(38,447)	(80,297)
	71,986	12,978
Investing		
Business acquisitions (Note 11)	(160,603)	(253,188)
Additions to fixed assets	(24,802)	(17,691)
Proceeds on disposals of fixed assets	4,129	199
Other assets	(1,089)	2,288
	(182,365)	(268,392)
Financing		
Bank loans	(35,992)	(5,123)
Issuance of share capital	6,972	9,748
Repurchase of share capital	–	(36,606)
	(29,020)	(31,981)
Decrease in cash and cash equivalents	(139,399)	(287,395)
Effect of exchange rate changes on cash and cash equivalents	1,010	3,322
Cash and cash equivalents, beginning of period	165,710	276,894
Cash and cash equivalents (bank indebtedness), end of period	$ 27,321	$ (7,179)
Supplemental information		
Interest paid	$ 10,590	$ 11,079
Income taxes paid	$ 53,342	$ 39,289

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)

	June 30, 2008 *(unaudited)*	March 31, 2008 *(audited)*
ASSETS		
Current assets		
Cash and cash equivalents	$ 27,321	$ 165,710
Receivables	429,121	408,973
Inventories (Note 4)	609,936	533,686
Income taxes	8,412	10,252
Future income taxes	18,910	17,150
Prepaid expenses and other assets	26,869	43,729
	1,120,569	1,179,500
Portfolio investment	41,343	41,343
Fixed assets (Note 5)	944,853	871,739
Goodwill	585,356	522,546
Trademarks and other intangibles	37,678	38,043
Other assets (Note 6)	76,063	75,257
Future income taxes	6,638	5,048
	$ 2,812,500	$ 2,733,476
LIABILITIES		
Current liabilities		
Bank loans	$ 188,127	$ 222,584
Accounts payable and accrued liabilities	433,352	409,323
Dividend payable	24,772	–
Income taxes	87,333	111,511
Future income taxes	24,799	19,790
	758,383	763,208
Long-term debt	224,334	225,830
Other liabilities	23,640	13,972
Future income taxes	116,543	111,306
	$ 1,122,900	$ 1,114,316
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	545,063	536,921
Contributed surplus (Note 10)	23,132	22,085
Retained earnings	1,264,759	1,206,568
Accumulated other comprehensive loss (Note 3)	(143,354)	(146,414)
	1,689,600	1,619,160
	$ 2,812,500	$ 2,733,476

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of dollars except information on options and shares)
(unaudited)

1 — Accounting Policies

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and applied in the same manner as the most recently audited financial statements. During the quarter, the Company adopted Section 3031 of the CICA Handbook, Inventories. The adoption of this section has no impact on the consolidated financial statements. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read in conjunction with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2008.

2 — Foreign Currency Translation

The balance sheet accounts of the self-sustaining companies operating outside Canada are translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts are translated into Canadian dollars using the average monthly exchange rates in effect during the periods. The unrealized losses on translation of the financial statements of self-sustaining operations account presented in accumulated other comprehensive loss represents accumulated foreign currency losses on the Company's net investments in companies operating outside Canada. The change in the unrealized losses on translation of the financial statements of self-sustaining operations account for the period resulted mainly from the change in value of the Canadian dollar as compared to the currencies of our foreign subsidiaries.

Foreign currency accounts of the Company and its subsidiaries are translated using the exchange rates at the balance sheet date for monetary assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Non-monetary items are translated at the historical exchange rates. Gains or losses resulting from this translation are included in the cost of sales, selling and administrative expenses.

	For the three-month periods ended June 30 2008	2007
Foreign exchange gain	$ 362	$ 402

3 — Accumulated Other Comprehensive Loss

	June 30, 2008	Year ended March 31, 2008
Accumulated other comprehensive loss, beginning of period	$ (146,414)	$ (82,664)
Other comprehensive gain (loss)	3,060	(63,750)
Accumulated other comprehensive loss, end of period	$ (143,354)	$ (146,414)

4 — Inventories

The following table presents the components of the inventories:

		June 30, 2008		March 31, 2008
Finished goods	$	388,562	$	322,550
Raw materials, work in process and supplies		221,374		211,136
	$	609,936	$	533,686

5 — Fixed Assets

	June 30, 2008			March 31, 2008		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land	$ 34,406	$ -	$ 34,406	$ 34,117	$ -	$ 34,117
Buildings	355,513	76,592	278,921	337,789	74,679	263,110
Furniture, machinery and equipment	1,073,582	449,189	624,393	997,317	431,054	566,263
Rolling stock	12,426	7,619	4,807	12,478	7,662	4,816
Held for sale	2,326	-	2,326	3,433	-	3,433
	$ 1,478,253	$ 533,400	$ 944,853	$ 1,385,134	$ 513,395	$ 871,739

Fixed assets held for sale represent mainly machinery, equipment and buildings in Canada and the United States that will be disposed of as a result of certain plant closures. During the period, a gain of $3,077,000 was recognized on the sale of fixed assets held for sale.

The net book value of fixed assets under construction, that are not being amortized, amounts to $59,294,000 as at June 30, 2008 ($46,593,000 as at March 31, 2008), and consists mainly of machinery and equipment.

6 — Other Assets

		June 30, 2008		March 31, 2008
Net accrued pension plan assets	$	57,901	$	56,239
Taxes receivable		9,778		10,822
Other		8,384		8,196
	$	76,063	$	75,257

7 — Employee Pension and Other Benefit Plans

The Company provides benefit and defined contribution pension plans as well as other benefit plans such as health insurance, life insurance and dental plans to eligible employees and retired employees. Pension and other benefit plan obligations are affected by factors such as interest rates, adjustments arising from plan amendments, changes in assumptions and experience gains or losses. The costs are based on a measurement of the pension and other benefit plan obligations and the pension fund assets.

Total benefit costs for the three-month periods ended June 30 are as follows:

	For the three-month periods ended June 30 2008	2007
Pension plans	$ 5,177	$ 4,869
Other benefits plans	326	359
	$ 5,503	$ 5,228

8 — Earnings per Share

Earnings per share for the period ended June 30, 2007 were restated to reflect the 100% stock dividend (see note 9).

	For the three-month periods ended June 30 2008	2007
Net earnings	$ 82,963	$ 68,447
Weighted average number of common shares outstanding	206,253,867	207,006,656
Dilutive options	2,959,978	1,869,704
Dilutive number of common shares outstanding	209,213,845	208,876,360
Basic earnings per share	$ 0,40	$ 0,33
Diluted earnings per share	$ 0,40	$ 0,33

When calculating dilutive earnings per share, 1,625,752 options (1,765,008 in 2007) were excluded from the calculation because their exercise price was higher than the average market value.

Shares purchased during the three-month periods ended June 30, 2007, under the normal course issuer bid, were excluded from the calculation of earnings per share as of the date of purchase (none in 2008).

9 — Share Capital

Authorized

The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	June 30, 2008	March 31, 2008
Issued		
206,431,929 common shares (205,962,964 at March 31, 2008)	$ 545,063	$ 536,921

On November 6, 2007, the Company declared a 100% stock dividend, whereby the shareholders of the Company received an additional share for every share held. The stock dividend was applicable to shareholders of record as of the close of business on December 10, 2007, which had the same effect as a two-for-one stock split of the Company's outstanding common shares. All references made to prior fiscal year's number and prices of common shares have been adjusted to reflect this stock dividend.

9 — Share Capital (cont'd)

468,965 common shares (859,882 in 2007) for an amount of $6,972,000 ($9,748,000 in 2007) were issued during the three-month period ended June 30, 2008, pursuant to the share option plan. For share options granted since April 1, 2002, the amount previously accounted for as an increase to contributed surplus was also transferred to share capital upon the exercise of options. For the three-month period ended June 30, 2008, the amount transferred from contributed surplus was $1,170,000 ($1,918,000 in 2007).

Pursuant to the normal course issuer bid, which began on November 13, 2007, the Company may purchase for cancellation up to 10,272,848 common shares until November 12, 2008. During the three-month period ended June 30, 2008, the Company did not purchase any common shares relating to this normal course issuer bid.

Share option plan

The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 28,000,000. Options granted prior to July 31, 2007 may be exercised at a price equal to the closing quoted value of the shares on the day preceding the grant date. Options granted thereafter may be exercised at a price not less than the weighted average market price for the five trading days immediately preceding the date of grant. The options vest at 20% per year and expire ten years from the grant date.

Options issued and outstanding as at the period end are as follows:

		June 30, 2008		March 31, 2008	
Granting period	Exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
1999	from $8.06 to $9.37	–	–	20,480	$9.22
2000	$9.85	106,180	$9.85	111,404	$9.85
2001	$6.75	213,836	$6.75	217,836	$6.75
2002	from $9.50 to $11.50	396,898	$9.52	409,246	$9.52
2003	$15.18	645,284	$15.18	745,912	$15.18
2004	$11.25	1,075,354	$11.25	1,203,594	$11.25
2005	$16.53	1,061,788	$16.53	1,138,316	$16.53
2006	$18.08	1,308,538	$18.08	1,383,476	$18.08
2007	$16.35	1,843,526	$16.35	1,933,324	$16.35
2008	$23.09	1,672,074	$23.09	1,729,840	$23.09
Current	$27.81	1,625,752	$27.81	–	–
		9,949,230	$16.59	8,893,428	$16.52
Options exercisable at the end of the period		4,839,037	$14.65	3,535,818	$13.56

9 — Share Capital (cont'd)

Changes in the number of options are as follows:

	June 30, 2008	
	Number of options	Weighted average exercise price
Balance at beginning of period	8,893,428	$ 16.52
Options granted	1,634,393	$ 27.81
Options exercised	(468,965)	$ 14.87
Options cancelled	(109,626)	$ 18.69
Balance at end of period	9,949,230	$ 16.59

The exercise price of the options granted in fiscal 2009 is $27.81, which corresponds to the weighted average market price for the five trading days immediately preceding the grant date.

The fair value of options granted in fiscal 2009 was estimated at $4.98 per option, using the Black Scholes option pricing model with the following assumptions:

	June 30, 2008	March 31, 2008
Risk-free interest rate:	3.0%	4.0%
Expected life of options:	5 years	5 years
Volatility:	19%	25%
Dividend rate:	1.7%	2.1%

A compensation expense of $1,831,000 ($1,600,000 after income taxes) relating to share options was recorded in the statement of earnings for the three-month period ended June 30, 2008, and $2,082,000 ($1,848,000 after income taxes) was recorded for the three-month period ended June 30, 2007.

10 — Contributed Surplus

	June 30, 2008	Year ended March 31, 2008
Contributed surplus, beginning of period	$ 22,085	$ 18,864
Stock based compensation	1,831	8,279
Excess tax benefit that results from the excess of the deductible amount over the compensation cost recognized	386	974
Amount transferred to share capital	(1,170)	(6,032)
Contributed surplus, end of period	$ 23,132	$ 22,085

11 — Business Acquisition

On April 1, 2008 the Company acquired the activities of Alto Dairy Cooperative in the United States for a cash consideration of $160,603,000. The fair values attributed to the assets acquired were $26,885,000 to working capital, $70,840,000 to fixed assets and $62,878,000 to goodwill. The final allocation of the purchase price will be completed in this fiscal year.

END